Q3 FY14 MANAGEMENT PRESENTATION 28 February 2014 Exhibit 99.4

2
DISCLAIMER
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of
1995.
Examples of forward-looking statements include:
• statements about the company's future performance;
• projections of the company's results of operations or financial condition;
• statements regarding the company's plans with respect to the introduction of new products, product lines and businesses;
• statements regarding the company's plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension, closure, opening or expansion of operations at any of the company's plants and future plans with respect to any such plants;
• expectations regarding the extension or renewal of the company's credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company's corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the
Australian Securities and Investments Commission (ASIC);
• statements regarding the possible consequences, value, impact or effect of the Settlement Deed resolving the legal proceedings brought by the
New Zealand Ministry of Education against two of the company's New Zealand subsidiaries;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company's warranty provisions and estimates for future warranty-related costs;
• statements regarding the company's ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia
Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,”
“may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company's control.
Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk
Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company's financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company's products;
reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company's corporate domicile from The Netherlands to
Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company's customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all;
acquisition or sale of businesses and business segments; changes in the company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced the company's forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company's current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.
3
DISCLAIMER (CONTINUED)

• Overview and Operating Review – Louis Gries, CEO
• Financial Review – Matt Marsh, CFO
• Questions and Answers
4
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page
48.
The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New
Zealand product liability and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments”, “Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability”,
“Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments”, “Adjusted EBITDA”,
“General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability”). Unless otherwise stated, results and comparisons are of the 3 rd
quarter and nine
months of the current fiscal year versus the 3
rd
quarter and nine months of the prior fiscal year.
AGENDA

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP
OVERVIEW
1
6
Net operating profit reflects:
1 Comparisons are of the 3
rd
quarter and nine months of the current fiscal year versus the 3 rd
quarter and nine months of the prior fiscal year
USA and Europe Fibre Cement EBIT margins, excluding asset impairments of 20.2% and 21.4% for the quarter and nine months ended 31 December 2013,  respectively, are within target EBIT margin range
Q3 Q3%  9 Months 9 Months %
FY 2014 FY 2013 Change FY 2014 FY 2013 Change
Net operating profit 92.2 31.5 286.3 115.0
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand product
liability and tax adjustments
43.7 26.7 64 152.0 109.4 39
Diluted earnings per share excluding asbestos, asset
impairments, ASIC expenses, New Zealand product
liability and tax adjustments (US cents)
10 6 67 34 25 36
US$ Millions
• Higher sales volumes and average net sales price in the USA and Europe Fibre Cement segment
• Higher gross profit and EBIT in the Asia Pacific Fibre Cement segment, partially offset by the depreciation of local currencies versus the US dollar

7
USA and Europe Fibre Cement results reflected:
• Higher sales volume due to increased activity in new construction market and increased market penetration
• Higher average net sales price
• Improved production costs due to economies of scale
• Higher input costs
• Increased idle facility costs as a result of the company's refurbishment of production capacity at its Fontana, California plant
1
USA AND EUROPE FIBRE CEMENT 3
rd
QUARTER SUMMARY
1      Comparisons are of the 3
rd
quarter of the current fiscal year versus the 3
rd
quarter of the prior fiscal year
2 During the second quarter of FY2014, the company refined its methodology for calculating average net sales price in both the USA and Europe and
Asia Pacific Fibre Cement segments to exclude ancillary products that have no impact on fibre cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company's primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current quarter and half year calculation of average net sales price. Readers are referred to the “Five Year Financial Summary” on the company's Investor
Relations website at http://www.ir.jameshardie.com.au/jh/results_briefings.jsp for the refined comparative average net sales price
for the periods FY2009 through FY2013 using this revised methodology.

2

3rd Quarter Result
Net Sales up 17% to US$262.6 million
Sales Volume up 11% to 389.2 mmsf
Average Price  up 5% to US$659 per msf
EBIT up 75% to US$53.1 million
EBIT Margin up 6.7 pts to 20.2%
8
1 Comparisons are of the 3
rd
quarter of the current fiscal year versus the 3
rd
quarter of the prior fiscal year
2  Prior period amounts have been restated to conform with current year refined methodology for calculating the change in average net sales price
3 Excludes asset impairments charges of US$5.8 million in the 3 rd
quarter of the prior fiscal year
1
USA AND EUROPE FIBRE CEMENT
2
3
3

Nine Months Result
Net Sales up 17% to US$839.4 million
Sales Volume up 14% to 1,263.5 mmsf
Average Price  up 3% to US$651 per msf
EBIT up 44% to US$179.8 million
EBIT Margin up 3.9 pts to 21.4%
9
1  Comparisons are of the nine months of the current fiscal year versus the nine months of the prior fiscal year
2 Prior period amounts have been restated to conform with current year refined methodology for calculating the change in average net sales price
3 Excludes asset impairments charges of US$5.8 million in the nine months of the prior fiscal year
1
USA AND EUROPE FIBRE CEMENT

3

1  Excludes asset impairment charges of US$14.3 million in 4 th
quarter FY12, US$5.8 million in 3
rd
quarter FY13 and US$11.1
million in 4
th
quarter FY13
10
Quarterly EBIT and EBIT Margin
¹
EBIT EBIT Margin
USA AND EUROPE FIBRE CEMENT
0
5
10
15
20
25
30
35
0
10
20
30
40
50
60
70
80
FY09 FY10 FY11 FY12 FY13 FY14

James Hardie

JH Volume (mmsf), Starts (000s Units)
Revenue (US$M)
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

USA FIBRE CEMENT
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
$1,100
$1,200
$1,300
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
Top Line Growth
JH Volume Housing Starts JH Revenue

Average Net Sales Price (US dollars)
US$651
USA AND EUROPE FIBRE CEMENT
1 Prior period amounts have been restated to conform with current year refined methodology for calculating average net sales price
1
550
590
630
670
FY09
FY10 FY11 FY12 FY13 Q3 YTD FY14

ASIA PACIFIC FIBRE CEMENT 3
rd
QUARTER SUMMARY
1
13
1 Comparisons are of the 3
rd
quarter of the current fiscal year versus the 3
rd
quarter of the prior fiscal year
2 Prior period amounts have been restated to conform with current year refined methodology for calculating the change in average net sales price
Asia Pacific Fibre Cement results reflected:
• Higher average net sales price in local currencies
• Slight increase in sales volume constrained by a reported 4.8% reduction in the repair and remodel market
• Depreciation of local currencies against US$
2

3rd Quarter Result
¹
Net Sales down  6% to US$90.6 million
Sales Volume up/flat Slight increase to 100.3mmsf  from
100.2mmsf
Average Price
²
up 6% to A$963 per msf
EBIT
³
up 11% to US$21.3 million
A$ EBIT
³
up 21% to A$22.8 million
EBIT Margin
³
up 3.5 pts to 23.5%
14
ASIA PACIFIC FIBRE CEMENT
1 Comparisons are of the 3
rd
quarter of the current fiscal year versus the 3
rd
quarter of the prior fiscal year
2  Prior period amounts have been restated to conform with current year refined methodology for calculating the change in average net sales price
3 Excludes New Zealand product liability benefit of US$4.2 million and expense of US$7.5 million in the 3 rd
quarter of the current fiscal year and
3
rd
quarter of the prior fiscal year, respectively

Nine Months Result
Net Sales 1% to US$278.0 million
Sales Volume up 4% to 310.3 mmsf
Average Price  up 4% to A$937 per msf
EBIT up 11% to US$64.5 million
A$ EBIT up 21% to A$68.2 million
EBIT Margin up 2.4 pts to 23.2%
15
1 Comparisons are of the nine months of the current fiscal year versus the nine months of the prior fiscal year
2 Prior period amounts have been restated to conform with current year refined methodology for calculating the change in average net sales price
3  Excludes New Zealand product liability expenses of US$0.7 million and US$13.2 million in the nine months of the current fiscal year and nine months of the prior fiscal year, respectively
1
3
3
ASIA PACIFIC FIBRE CEMENT
2
3
down

USA and Europe Fibre Cement
• The US operating environment continues to reflect an increasing number of housing starts
• The company is continuing with its plan to expand production capacity through new capital investments and re-commissioning of idled facilities in future periods
• Full year FY14 EBIT margin is expected to be above 20%, absent major adverse external factors
Asia Pacific Fibre Cement
• In Australia, approvals for detached homes continues to increase, however the repair and remodel market continues to decline. Thus, business is expected to track in line with any growth in the detached housing market, and be impacted by positive/negative movements in the repair and remodel market
• In New Zealand, the housing market continues to improve, particularly in the Auckland and
Christchurch areas
GROUP OUTLOOK

MANUFACTURING CAPACITY EXPANSION
USA and Europe Fibre Cement
• The company continues to refurbish its Fontana, California plant at a cost of US$37.9 million to date. The company intends recommencement of production with a nominal capacity of 250 mmsf in the fourth quarter of fiscal 2014
• A fourth sheet machine and ancillary facilities at the Plant City, Florida location approved, with an estimated investment of US$65 million with nominal capacity of 300 mmsf
• A third sheet machine and ancillary facilities at the Cleburne, Texas location approved, with an estimated investment of US$37 million with nominal capacity of 200 mmsf
• Plant City and Cleburne expansions are expected to be commissioned by the first half of fiscal
2015
Asia Pacific Fibre Cement
• In Q1 FY2014, James Hardie acquired the previously-leased land and buildings at its existing
Carole Park (Brisbane) plant and is expanding production capacity at the site at an estimated investment of A$89 million
• New production capacity on-track to be fully operational in first half of fiscal year 2015
1
Nominal capacities are based on production of 5/16’’ HardieZone 10 product, without regard to actual or anticipated product mix
1
1
1

FINANCIAL REVIEW Matt Marsh, CFO

• Earnings impacted by:
• Higher volumes and average net sales price in local currencies
• Higher EBIT and EBIT margins in all major business units
• A benefit from asbestos adjustments of US$126.2 million during the nine month period primarily as a result of the 14% depreciation of the A$/US$ spot exchange rate at 31 December 2013 versus 31 March 2013
• Favorable movement in the accounting provision for legacy product liability claims in New
Zealand, resulting in a benefit of US$4.2 million and expense of US$0.7 million for the quarter and nine months ended 31 December 2013, respectively
• Increase of US$31.5 million in capital expenditure to US$73.3 million for the nine months ended 31
December 2013 when compared to the prior corresponding period
19
HIGHLIGHTS
• Increase in net operating cash flow to US$254.7 million for the current nine month period compared to US$83.3 million in the prior corresponding period
• The company today announced a 125 year anniversary special dividend of US28.0 cents per share
(approximately US$125 million) in recognition of the company's 125 year anniversary

RESULTS – Q3
Net sales  and gross profit both favorably
impacted by:
Higher sales volumes; and
Higher average net sales prices in local
currencies
Primarily due to a decrease in legacy New
Zealand product liability settlements
Partially offset by higher corporate costs
Asbestos adjustments were impacted by
depreciation in the Australian dollar exchange
rate against the US dollar when compared to
the prior corresponding period end
SG&A expenses decreased:
Highlights:
US$ Millions Q3 '14 Q3 '13 % Change
Net sales  353.2 320.4 10
Gross profit  121.5 96.2 26
SG&A expenses  (53.8) (59.7) 10
Research & development expenses  (8.7) (9.9) 12
Asset impairments - (5.8)
Asbestos adjustments  35.8 11.7
EBIT  94.8 32.5
Net interest (expense) income (0.4) 2.1
Other income  1.2 0.5
Income tax expense (3.4) (3.6) 6
Net operating profit 92.2 31.5

1   Includes AICF SG&A expenses and AICF interest income
RESULTS – Q3 (CONTINUED)
US$ Millions Q3 '14 Q3 '13 % Change
Net operating profit 92.2 31.5
Asbestos:
Asbestos adjustments  (35.8) (11.7)
Other asbestos
¹
(0.2) (2.9) 93
Asset impairment - 5.8
ASIC expenses - 0.1
New Zealand product liability (benefit) expenses (4.2) 7.5
Asbestos and other tax adjustments (8.3) (3.6)
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand
product liability and tax adjustments 43.7 26.7 64
Highlights:
Legacy New Zealand product liability
moved from a US$7.5 million
expense in the prior corresponding
quarter to a US$4.2 million benefit in
the current quarter, driven by
favorable settlements during the
current quarter
Asbestos adjustments driven by the
effect of foreign exchange rate
movements
Net operating profit excluding
asbestos, asset impairments, ASIC
expenses, and New Zealand product
liability increased 64%

RESULTS – NINE MONTHS
Net sales  and gross profit both favorably
impacted by:
Higher sales volumes; and
Higher average net sales prices in
local currencies
R&D expenses decreased during the nine
months primarily as a result of the
completion of certain core projects
Asbestos adjustments at 31 December
2013 were impacted by foreign exchange
rate movements
US$ Millions 9 Months
FY 2014
9 Months
FY 2013 % Change
Net sales  1,117.4 994.5 12
Gross profit  380.9 317.5 20
SG&A expenses  (162.5) (160.6) (1)
Research & development expenses  (25.1) (27.8) 10
Asset impairments - (5.8)
Asbestos adjustments  126.2 14.5
EBIT  319.5 137.8
Net interest (expense) income (0.7) 2.3
Other income  1.4 1.2 17
Income tax expense (33.9) (26.3) (29)
Net operating profit  286.3 115.0
Highlights:

1   Includes AICF SG&A expenses and AICF interest income
RESULTS – NINE MONTHS (CONTINUED)
US$ Millions
9 Months
FY 2014
9 Months
FY 2013 % Change
Net operating profit 286.3 115.0
Asbestos:
Asbestos adjustments  (126.2) (14.5)
Other asbestos
¹
(1.0) (4.4) 77
Asset impairments
- 5.8
ASIC expenses - 0.5
New Zealand product liability expenses 0.7 13.2 (95)
Asbestos and other tax adjustments (7.8) (6.2) (26)
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand
product liability and tax adjustments 152.0 109.4 39
Diluted earnings per share excluding asbestos,
asset imparments, ASIC expenses, New Zealand
product liability and tax adjustments (US cents) 34.4 24.9 38
Highlights:
Improved headline net operating profit
driven by higher net sales and gross profit
Asbestos adjustments driven by the effect
of foreign exchange rate movements
Legacy New Zealand product liability
expenses for the nine months decreased
compared to the prior corresponding
period due to:
Reduced number of new claims
Favorable settlements during 3
rd
quarter of current fiscal year
Excluding asbestos, asset impairments,
ASIC expenses, and New Zealand
product liability, net operating profit
increased 39%

1 Research and development expenses include costs associated with research projects that are designed to benefit all business units.
These costs are recorded in the Research and Development segment rather than attributed to individual business units
2 Refer slide 44 for further information
24
SEGMENT EBIT – Q3
Adjusted USA and Europe Fibre
Cement EBIT margin increased
6.7 percentage points to 20.2%
Adjusted Asia Pacific Fibre
Cement EBIT margin increased
3.5 percentage points to 23.5%
General corporate costs were
higher compared to the prior
corresponding quarter primarily
due to an increase in salary and
compensation expenses
US$ Millions
Q3 '14 Q3 '13
% Change
USA and Europe Fibre Cement exluding asset
impairments
53.1 30.4 75
Asia Pacific Fibre Cement, excluding New Zealand
product liability expenses
21.3 19.2 11
Research & Development
1
(6.4) (6.8) 6
Total segment EBIT excluding asset
impairments and New Zealand product liability
expenses
68.0 42.8 59
General corporate costs excluding ASIC expenses
2
(12.8) (8.1) (58)
Total EBIT excluding asbestos, asset
impairments, ASIC expenses and New Zealand
product liability expenses
55.2 34.7 59
Asbestos adjustments 35.8 11.7
AICF SG&A expenses (0.4) (0.5) 20
Asset impairments - (5.8)
ASIC expenses - (0.1)
New Zealand product liability benefit (expenses) 4.2 (7.5)
Total EBIT 94.8 32.5
Highlights:

SEGMENT EBIT – NINE MONTHS
US$ Millions
9 Months
FY 2014
9 Months
FY 2013 % Change
USA and Europe Fibre Cement excluding asset
impairments
179.8 124.7 44
Asia Pacific Fibre Cement excluding New Zealand
product liability
64.5 58.2 11
Research & Development
¹
(18.0) (19.1) 6
Total segment EBIT excluding asset
impairments and New Zealand product liability
226.3 163.8 38
General corporate costs excluding ASIC expenses
2
(30.9) (19.8) (56)
Total EBIT excluding asbestos, asset
impairments, ASIC expenses and New Zealand
product liability
195.4 144.0 36
Asbestos adjustments 126.2 14.5
AICF SG&A expenses (1.4) (1.2) (17)
ASIC expenses - (0.5)
New Zealand product liaiblity expenses (0.7) (13.2) 95
Total EBIT   319.5 137.8
Highlights:
Adjusted USA and Europe Fibre
Cement EBIT margin increased 3.9
percentage points to 21.4%
Adjusted Asia Pacific Fibre Cement
EBIT margin increased 2.4
percentage points to 23.2%
General corporate costs were
higher compared to the prior
corresponding period primarily due
to an increase in salary and
compensation expenses.
Additionally, the prior period was
favourably impacted by a number of
non-recurring items.
1

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units
2
Refer slide 45 for further information

James Hardie

A$/US$ Exchange Rate
1.20
1.10
1.00
0.90
0.80
0.70
0.60
31 Dec 09
31 Mar 10
30 Jun 10
30 Sep 10
31 Dec 10
31 Mar 11
30 Jun 11
30 Sep 11
31 Dec 11
31 Mar 12
30 Jun 12
30 Sep 12
31 Dec 12
31 Mar 13
30 Jun 13
30 Sep 13
31 Dec 13

	√	
	√	
	√	√

• Unfavourable impact from translation of Asia Pacific results – Q314 vs Q313
• Favorable impact on corporate costs incurred in Australian dollars – Q314 vs
Q313
• Favourable impact from translation of asbestos liability balance – 31
December 2013 vs 31 March 2013
26
Earnings Balance Sheet
N/A
N/A
CHANGES IN A$ VERSUS US$

1 Includes AICF SG&A expenses and AICF interest income
INCOME TAX EXPENSE – Q3
US$ Millions
Operating profit before income taxes 95.6 35.1
Asbestos:
Asbestos adjustments (35.8) (11.7)
Other asbestos
¹
(0.2) (2.9)
Asset impairments - 5.8
New Zealand product liability (benefit) expenses (4.2) 7.5
Operating profit before income taxes excluding asbestos,
asset imparments and New Zealand product liability
55.4 33.8
Income tax expense  (3.4) (3.6)
Asbestos related and other tax adjustments (8.3) (3.6)
Income tax expense excluding tax adjustments (11.7) (7.2)
Effective tax rate excluding asbestos, asset impairments,
New Zealand product liability and tax adjustments
21.1% 21.3%
Q3 '14 Q3 '13
Highlights:
Income tax expense excluding
asbestos-related and other tax
adjustments for the quarter increased
due to higher taxable earnings.
Effective tax rate excluding asbestos,
asset impairments, New Zealand
product liability, and tax adjustments
decreased slightly compared to the
prior corresponding quarter
Asbestos related and other tax
adjustments include additional interest
receivable from the ATO of US$15.4
million in connection with finalization of
the RCI 1999 Amended Assessment

1 Includes AICF SG&A expenses and AICF interest income
INCOME TAX EXPENSE – NINE MONTHS
Highlights:
Effective tax rate excluding
asbestos, asset impairments,
New Zealand product liability
and tax adjustments
decreased due to an increase
in taxable earnings relative to
recurring tax adjustments
US$ Millions
9 Months
FY 2014
9 Months
FY 2013
Operating profit before income taxes 320.2 141.3
Asbestos:
Asbestos adjustments (126.2) (14.5)
Other asbestos (1.0) (4.4)
Asset impairments - 5.8
New Zealand product liability expenses 0.7 13.2
Operating profit before income taxes excluding asbestos,
asset impairments and New Zealand product liability
193.7 141.4
Income tax expense  (33.9) (26.3)
Asbestos related and other tax adjustments (7.8) (6.2)
Income tax expense excluding tax adjustments (41.7) (32.5)
Effective tax rate excluding asbestos, asset impairments,
New Zealand product liability and tax adjustments
21.5% 23.0%
1

1 Certain reclassifications have been reflected in the prior period to conform with current period presentation
CASHFLOW
1
US$ Millions 9 Months
FY 2014
9 Months
FY 2013
EBIT  319.5 137.8
Non-cash items:
Asbestos adjustments (126.2) (14.5)
Asset impairments - 5.8
Other non-cash items 51.2 52.3
Net working capital movements 24.3 30.8
Cash Generated By Trading Activities 268.8 212.2
Tax payments, net (22.9) (85.0)
Change in other non-trading assets and liabilities 13.4 145.9
Change in asbestos-related assets & liabilities (1.0) (4.4)
Payment to the AICF - (184.1)
Interest paid (3.6) (1.3)
Net Operating Cash Flow 254.7 83.3
Purchases of property, plant & equipment (68.5) (41.8)
Proceeds from sale of property, plant & equipment 0.6 0.5
Acquisition of business (4.1) -
Common stock repurchased and retired (5.1) -
Dividends paid (163.6) (166.4)
Proceeds from issuance of shares 15.1 20.8
Tax benefit from stock options exercised 1.1 0.9
Effect of exchange rate on cash 1.3 (3.2)
Movement In Net Cash 31.5 (105.9)
Beginning Net Cash  153.7 265.4
Ending Net Cash  185.2 159.5

CAPITAL EXPENDITURE
US$ Millions
9 Months
FY 2014
9 Months
FY 2013 % Change
USA and Europe Fibre Cement (including
Research and Development)
48.3 34.1 42
Asia Pacific Fibre Cement 25.0 7.7
Total 73.3 41.8 75
• In Q1 FY14, the company completed the purchase of the previously-leased land and buildings at
Carole Park, Brisbane plant and commenced projects to increase the plant’s production capacity
• The company continues to refurbish its Fontana, California plant at a cost of US$37.9 million to date. The company intends recommencement of production in the fourth quarter of fiscal 2014
• Capital expenditures include capital assets of US$4.8 million related to the fibreglass window business acquisition.

Objectives
• To optimize JHX capital structure with a view towards a target net debt position in the range of 1-2 times Adjusted EBITDA
1
Strategy
• While reinvesting in R&D and capacity expansion required for growth;
• Provide consistent dividend payments with the payout ratio of 50-70% of NPAT excluding asbestos,
• More aggressive approach to share buy back program together with possible use of special dividends
Framework
31
Capital Management Framework
1      Adjusted EBITDA is defined as EBITDA excluding asbestos
• Manage capital efficiency within a prudent and rigorous financial policy
Ensure sufficient liquidity  to support financial obligations and execute strategy
Minimize cost of capital while taking into consideration current and future industry, market and economic risks and conditions
• Strong cash flow generation expected to continue, and grow
Fund CAPEX and reinvestment in the company
Maintain flexibility to capitalize on market and strategic opportunities

CAPITAL MANAGEMENT AND DIVIDENDS
Dividends
• Declared in US currency and will be paid on 30 May 2014 with a record date of 21 March 2014
• On 14 November 2013, the company announced an ordinary dividend of US8.0 cents per security, up from US5.0 cents per security in the prior corresponding fiscal year. The dividend was declared in US currency and will be paid on 28 March 2014
•
Share Buybacks
• The company announced today a 125 year anniversary special dividend of US28.0 cents per security in recognition of the company's 125 year anniversary
• Effective from and including FY14, dividend payout ratio increased from between 30% and 50% to between 50% and 70% of annual NPAT excluding asbestos adjustments
An ordinary dividend of US13.0 cents per security and a special dividend of US24.0 cents per security were paid on 26 July 2013 from FY13 earnings. Total dividends paid was US$163.6 million
• In May 2013, the company announced a new share buyback program to acquire up to 5% of its issued capital during the following 12 months
• As of today, the Company repurchased a  total of 1,139,214 shares of its common stock, with an aggregate cost of A$13.6 million (US$12.2 million), at an average market price of A$11.94
(US$10.75)

At 31 December 2013:
DEBT
• Weighted average remaining term of debt facilities was 2.3 years at 31 December 2013, down from 3.1 years at 31 March 2013
• On 14 February 2014, US$50.0 million of the unutilized credit facility expired. The company intends to replace the expired credit facility in the near future
• James Hardie remains well within its financial debt covenants
• Net cash of US$185.2 million compared to net cash of US$153.7 million at 31 March 2013
US$ Millions
Total facilities 405.0
Gross debt -
Cash  185.2
Net cash 185.2
Unutilised facilities and cash  590.2

New Zealand Product Liability claims:
• Since FY02 James Hardie NZ subsidiaries have been joined to product liability claims that relate to buildings primarily constructed from 1998 to 2004
• These claims often involve multiple parties and allege losses due to excessive moisture penetration
• At 31 December 2013 and 31 March 2013, the total provision for these matters collectively, net of estimated third-party recoveries was US$11.6 million and US$15.2 million, respectively
• The company recognized a benefit of US$4.2 million in the current quarter due to favourable activity in the three months ended 31 December 2013. For the nine months, the company recognized an expense of US$0.7 million to reflect the movements in the provisions for new and existing claims during the current fiscal year
New Zealand Ministry of Education (MOE) representative action:
• On 16 April 2013, the MOE filed a ‘representative action’ against two James Hardie NZ subsidiaries and other parties
• On 23 December 2013, the company  finalized a commercial settlement with the MOE. The settlement did not have a material adverse effect on the company's financial position, results of operations or cash flows
NZ PRODUCT LIABILITY CLAIMS AND NZ MOE REPRESENTATIVE ACTION

ASBESTOS FUND – PROFORMA (UNAUDITED)
• Year to date claims experience of liable entities is adverse relative to the 31 March 2013 actuarial forecast for FY2014 and relative to the prior corresponding period. Specifically, both primary claims and cross-claims (from other defendants) are tracking higher for mesothelioma
• Readers are referred to Note 7 of the company's 31 December 2013 Condensed Consolidated
Financial Statements for further information on asbestos claims experience
A$ millions
AICF cash and investments - 31 March 2013 128.1
Insurance and cross-claim recoveries 18.8
Interest and investment income 3.4
Proceeds from loan facility 25.3
Claims paid (104.6)
Operating costs (3.2)
Other 1.6
AICF cash and investments - 31 December 2013 69.4

• Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2014 is between US$189 million and US$202 million
• Management expects full year earnings excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments to be between US$190 million and US$200 million
• Guidance is dependent on, among other things, housing industry conditions in the US continuing to improve and an average exchange rate of approximately
US$0.89/A$1.00 applies for the balance of the year ending 31 March 2014
• Although US housing activity has been improving for some time, market conditions remain somewhat uncertain and some input costs remain volatile
• Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods
FY2014 GUIDANCE
1 Analysts’ forecasts as of 10 February 2014
1

• Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments was US$43.7 million and US$152.0 million, for the quarter and nine months, respectively
• The 3 quarter results reflected:
• Higher volume in the USA and Europe Fibre Cement segment and higher average net sales prices in local currencies, in both the USA and Europe and the Asia
Pacific Fibre Cement segments
• Higher EBIT margins, with USA and Europe Fibre Cement excluding asset impairments, up 6.7 percentage points to 20.2% and Asia Pacific Fibre Cement
EBIT margin excluding New Zealand product liability up 3.5 percentage points to
23.5%
• Ongoing investment in production capacity expansion of the Fontana, California plant and additional expansion projects at the Cleburne, Texas and Plant City, Florida plants
• Announced a special dividend of US28.0 cents per security in recognition of all the company's 125 year anniversary
• Dividends of US$163.6 million paid in July 2013 and the FY2014 first half dividend of
US$35.5 million to be paid in March 2014
SUMMARY
rd

QUESTIONS

APPENDIX

1    Excludes asset impairments charges of US$5.8 million in the 3 rd
quarter and nine months of the prior fiscal year.
2   Asia Pacific Fibre Cement EBIT excludes New Zealand product benefit of US$4.2 million and expense US$7.5 million in Q3 ‘14 and Q3 ‘13, respectively and US$0.7 million and US$13.2 million in nine months FY14 and nine months FY13, respectively
FINANCIAL SUMMARY
US$ Millions % Change % Change
Net Sales
USA and Europe Fibre Cement 262.6 $      224.5 $    17 839.4 $   714.6 $    17
Asia Pacific Fibre Cement 90.6 95.9 (6) 278.0 279.9 (1)
Total Net Sales 353.2 $      320.4 $    10 1,117.4 $ 994.5 $    12
EBIT - US$ Millions
USA and Europe Fibre Cement 53.1 $       30.4 $      75 179.8 $   124.7 $    44
Asia Pacific Fibre Cement 21.3 19.2 11 64.5 58.2 11
Research & Development (6.4) (6.8) 6 (18.0) (19.1) 6
General corporate costs excluding
asbestos and ASIC expenses (12.8) (8.1) (58) (30.9) (19.8) (56)
Total EBIT excluding asbestos, asset
imparments, ASIC expenses and
New Zealand product liability  55.2 $       34.7 $      59 195.4 $   144.0 $    36
Net interest expense excluding AICF
interest income (1.0) (1.3) 23 (3.1) (3.3) 6
Other income 1.2 0.5 1.4 1.2 17
Income tax expense excluding tax
adjustments (11.7) (7.2) (63) (41.7) (32.5) (28)
Net operating profit excluding
asbestos, asset impairments, ASIC
expenses, New Zealand product
liability and tax adjustments 43.7 $       26.7 $      64 152.0 $   109.4 $    39
Q3 '14 Q3 '13
9 Months
FY 2014
9 Months
FY 2013
2
1

KEY RATIOS
9 Months
FY2014
9 Months
FY2013
9 Months
FY2012
EPS (Diluted)
34c 25c 25c
EBIT/ Sales (EBIT margin)
17.5% 14.5% 16.5%
Gearing Ratio
(13.4)% (13.9)% (2.0)%
Net Interest Expense Cover
63.0x 43.6x 25.9x
Net Interest Paid Cover
65.1x 110.8x 25.1x
Net Debt Payback
- - -
1
1
2
2
2
Excludes asbestos adjustments, asset impairments, AICF SG&A expenses, AICF interest income, ASIC expenses, New Zealand product liability and tax adjustments
Excludes asbestos adjustments, asset impairments, AICF SG&A expenses, ASIC expenses, New Zealand product liability
1
2

1 Excludes asset impairments charges of US$5.8 million in the 3 rd
quarter of the prior fiscal year
2 Excludes New Zealand product benefit of US$4.2 million and expense US$7.5 million in Q3 FY14 and Q3 FY13, respectively
EBITDA – Q3
US$ Millions
Q3 '14 Q3 '13 % Change
EBIT
USA and Europe Fibre Cement
1
53.1 30.4 75
Asia Pacific Fibre Cement
2
21.3 19.2 11
Research & Development
(6.4) (6.8) 6
General corporate excluding ASIC expenses  (12.8) (8.1) (58)
Depreciation and Amortisation
USA and Europe Fibre Cement 13.5 14.7 (8)
Asia Pacific Fibre Cement 2.1 2.6 (19)
Total EBITDA excluding asbestos, asset impairments,
ASIC expenses and New Zealand product liability
expenses
70.8 52.0 36
Asbestos adjustments 35.8 11.7
AICF SG&A expenses (0.4) (0.5) 20
Asset impairments (5.8)
ASIC expenses - (0.1)
New Zealand product liability benefit (expenses) 4.2 (7.5)
Total EBITDA
110.4 49.8

1 Excludes asset impairments charges of US$5.8 million in the nine months of the prior fiscal year
2 Excludes New Zealand product expenses of US$0.7 million and expense US$13.2 million in the nine months FY14 and nine months FY13, respectively
EBITDA – NINE MONTHS
US$ Millions
9 Months
FY 2014
9 Months
FY 2013
% Change
EBIT
USA and Europe Fibre Cement
179.8 124.7 44
Asia Pacific Fibre Cement
64.5 58.2 11
Research & Development
(18.0) (19.1) 6
General corporate excluding ASIC expenses (30.9) (19.8) (56)
Depreciation and Amortisation
USA and Europe Fibre Cement
40.1 40.6 (1)
Asia Pacific Fibre Cement
6.1 7.4 (18)
Total EBITDA excluding asbestos, asset imparments,
ASIC expenses and New Zealand product liability  241.6 192.0 26
Asbestos adjustments 126.2 14.5
AICF SG&A expenses (1.4) (1.2) (17)
Asset impairments
- (5.8)
ASIC expenses
- (0.5)
New Zealand product liability expenses
(0.7) (13.2) 95
Total EBITDA
365.7 185.8 97
1
2

GENERAL CORPORATE COSTS – Q3
US$ Millions
% Change
Stock compensation expense 4.6 3.1 (48)
Other costs 8.2 5.0 (64)
General corporate costs excluding ASIC
expenses
12.8 8.1 (58)
ASIC expenses  - 0.1
General corporate costs 12.8 8.2 (56)
Q3 '14 Q3 '13

GENERAL CORPORATE COSTS – NINE MONTHS
US$ Millions
9 Months
FY 2014
9 Months
FY 2013
% Change
Stock compensation expense 8.3 8.7 5
Other costs 22.6 19.3 (17)
General corporate costs excluding ASIC
expenses, recovery of RCI legal costs and
intercompany foreign exchange gain
30.9 28.0 (10)
ASIC expenses - 0.5
Recovery of RCI legal costs - (2.7)
Intercompany foreign exchange gain - (5.5)
General corporate costs 30.9 20.3 (52)

NET INTEREST (EXPENSE) INCOME
US$ Millions
Q3 '14 Q3 '13
9 Months
FY 2014
9 Months
FY 2013
Gross interest expense (1.0) (0.9) (3.0) (2.5)
Interest income 0.2 0.1 0.4 0.7
Realised loss on interest rate swaps (0.2) (0.5) (0.5) (1.5)
Net interest expense excluding AICF interest income (1.0) (1.3) (3.1) (3.3)
AICF interest income 0.6 3.4 2.4 5.6
Net interest (expense) income (0.4) 2.1 (0.7) 2.3

James Hardie

U.S. Housing Starts
Calendar Quarters

800
600
400
200
0
-200
-400
-600
-800
-1000
-1200
(Thousands of Starts)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06
Q2'06
Q3'06
Q4'06
Q1'07
Q2'07
Q3'07
Q4'07
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4'10
Q1'11
Q2'11
Q3'11
Q4'11
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13
Q2'13
Q3'13
Q4'13
6%
7%
7%
4%
4%
-9%
-19%
-25%
-31%
-21%
-23%
-24%
-28%
-31%
-33%
-44%
-51%
-46%
-31%
-19%
17%
12%
1%
-3%
-7%
-5%
6%
23%
23%
28%
25%
38%
34%
17%
13%
13%
Housing starts
%Growth (same QtrPY)

47 TOTAL US HOUSING STARTS

This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and
Condensed Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Legacy New Zealand product liability benefit (expenses) (“New Zealand product liability”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors

ENDNOTES

Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in
Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company's condensed consolidated financial statements:
49
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT
*
Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.
ENDNOTES (CONTINUED)

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf –
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on capital employed – EBIT divided by gross capital employed

ENDNOTES (CONTINUED)

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability – EBIT and
EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
51
NON-US GAAP FINANCIAL MEASURES
Q3 Q3 9 Months 9 Months
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
EBIT $ 94.8 $ 32.5 $ 319.5 $ 137.8
Asbestos:
Asbestos adjustments (35.8) (11.7) (126.2) (14.5)
AICF SG&A expenses 0.4 0.5 1.4 1.2
Asset impairments - 5.8 - 5.8
ASIC expenses - 0.1 - 0.5
New Zealand product liability (benefit) expenses (4.2) 7.5 0.7 13.2
EBIT excluding asbestos, asset impairments, ASIC
expenses and New Zealand product liability  55.2 34.7 195.4 144.0
Net sales $ 353.2 $ 320.4 $ 1,117.4 $ 994.5
EBIT margin excluding asbestos, asset
impairments, ASIC expenses and New Zealand
product liability  15.6% 10.8% 17.5% 14.5%

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
52
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Net operating profit $ 92.2 $ 31.5 $ 286.3 $ 115.0
Asbestos:
Asbestos adjustments (35.8) (11.7) (126.2) (14.5)
AICF SG&A expenses 0.4 0.5 1.4 1.2
AICF interest income (0.6) (3.4) (2.4) (5.6)
Asset impairments - 5.8 - 5.8
ASIC expenses - 0.1 - 0.5
New Zealand product liability (benefit) expenses (4.2) 7.5 0.7 13.2
Asbestos and other tax adjustments (8.3) (3.6) (7.8) (6.2)
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand
product liability and tax adjustments $ 43.7 $ 26.7 $ 152.0 $ 109.4

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New
Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
53
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand
product liability and  tax adjustments $ 43.7 $ 26.7 $ 152.0 $ 109.4
Weighted average common shares outstanding -
Diluted (millions) 445.2 440.3 444.2 439.0
Diluted earnings per share excluding asbestos,
asset impairments, ASIC expenses, New
Zealand product liability and tax adjustments
(US cents) 10 6 34 25

Effective tax rate excluding asbestos, asset impairments, New Zealand product liability and tax adjustments –
Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
54
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Operating profit before income taxes $ 95.6 $ 35.1 $ 320.2 $ 141.3
Asbestos:
Asbestos adjustments (35.8) (11.7) (126.2) (14.5)
AICF SG&A expenses 0.4 0.5 1.4 1.2
AICF interest income (0.6) (3.4) (2.4) (5.6)
Asset impairments - 5.8 - 5.8
New Zealand product liability (benefit) expenses (4.2) 7.5 0.7 13.2
Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability  $ 55.4 $ 33.8 $ 193.7 $ 141.4
Income tax expense (3.4) (3.6) (33.9) (26.3)
Asbestos-related and other tax adjustments (8.3) (3.6) (7.8) (6.2)
Income tax expense excluding tax adjustments (11.7) (7.2) (41.7) (32.5)
Effective tax rate   3.6% 10.3% 10.6% 18.6%
Effective tax rate excluding asbestos, asset impairments,
New Zealand product liability, and tax adjustments 21.1% 21.3% 21.5% 23.0%

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
55
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
EBIT $ 94.8 $ 32.5 $ 319.5 $ 137.8
Depreciation and amortisation 15.6 17.3 46.2 48.0
Adjusted EBITDA $ 110.4 $ 49.8 $ 365.7 $ 185.8

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs –
General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of
RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
56
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2013
General corporate costs $ 12.8 $ 8.2 $ 30.9 $ 20.3
Excluding:
ASIC expenses - (0.1) - (0.5)
Intercompany foreign exchange gain - - - 5.5
Recovery of RCI legal costs - - - 2.7
General corporate costs excluding ASIC
expenses, intercompany foreign exchange
gain and recovery of RCI legal costs $ 12.8 $ 8.1 $ 30.9 $ 28.0
FY 2014 FY 2014

Selling, general and administrative expenses excluding New Zealand product liability – Selling, general and administrative expenses excluding New Zealand product liability is not a measure of financial performance under US
GAAP and should not be considered to be more meaningful than selling, general and administrative expenses.
Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
57
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2013
Selling, general and administrative expenses $ 53.8 $ 59.7 $ 162.5 $ 160.6
Excluding:
New Zealand product liability benefit (expenses) 4.2 (7.5) (0.7) (13.2)
Selling, general and administrative expenses
excluding New Zealand product liability  $ 58.0 $ 52.2 $ 161.8 $ 147.4
Net Sales $ 353.2 $ 320.4 $ 1,117.4 $ 994.5
Selling, general and administrative expenses as a
percentage of net sales 15.2% 18.6% 14.5% 16.1%
Selling, general and administrative expenses
excluding New Zealand product liability as a
percentage of net sales 16.4% 16.3% 14.5% 14.8%
FY 2014 FY 2014

Q3 FY14 MANAGEMENT PRESENTATION 28 February 2014